Filed Pursuant to Rule 433

Registration No. 333-205280

TERM SHEET

Dated October 26, 2017

Depositary Shares, Each Representing a 1/100th Interest in a Share of

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated October 26, 2017 (including the documents incorporated by reference therein), relating to these securities.

Issuer:	Discover Financial Services

Security:	Depositary shares (the “Depositary Shares”), each representing a 1/100th interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, of the Issuer (the “Preferred Stock”)

Expected Ratings (Moody’s / S&P / Fitch):*	Ba3 (stable) / BB- (stable) / BB- (stable)

Currency:	USD

Size:	$570,000,000 (570,000 Depositary Shares)

Liquidation Preference:	$1,000 per Depositary Share (equivalent to $100,000 per share of Preferred Stock)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.500% from, and including, the original issue date to, but excluding, October 30, 2027, and, thereafter, at a floating rate per annum equal to three-month LIBOR on the related dividend determination date plus a spread of 3.076% per annum.

Dividend Payment Dates:	Semi-annually in arrears on April 30 and October 30 of each year, commencing on April 30, 2018 and ending on October 30, 2027, and thereafter, quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, commencing on January 30, 2028.

Day Count:	From the issue date, but excluding October 30, 2027, 30/360; from and including October 30, 2027, Actual/360.

Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, subject to regulatory approval, (1) in whole or in part, from time to time, on any dividend payment date on or after October 30, 2027 or (2) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated October 26, 2017), in each case at a redemption price equal to $100,000 per share (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends to, but excluding the redemption date.

Trade Date:	October 26, 2017

Settlement Date:	October 31, 2017 (T+3)

Public Offering Price:	$1,000 per Depositary Share

CUSIP/ISIN for the Depositary Shares:	254709 AN8 /US254709AN83

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Senior Co-Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Junior Co-Manager:	Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about October 31, 2017, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

Discover Financial Services has filed a registration statement (including a prospectus dated as of June 26, 2015) and a preliminary prospectus supplement dated as of October 26, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Discover Financial Services has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from (i) Barclays Capital Inc. by calling toll-free at 1-888-603-5847 or by emailing Barclaysprospectus@broadridge.com; (ii) Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146; (iii) Deutsche Bank Securities Inc. by calling toll-free at 1-800-503-4611 or by emailing prospectus.cpdg@db.com; (iv) Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322; and (v) RBC Capital Markets, LLC by calling toll-free at (866) 375-6829.

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